UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            ORTEC INTERNATIONAL, INC.
                   -----------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                   -------------------------------------------
                         (Title of Class of Securities)

                                    68749B108
                            ------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
            -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 1997
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages
                             Exhibit Index: Page 11

                                                              Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            352,900\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    7.60%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            352,900\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    7.60%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            352,900\1\

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    7.60%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 5 of 14 Pages

               This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a recent acquisition of Shares of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 3690 Broadway, New York, New York 10032. .

Item 2.        Identity and Background.

               This Statement is being filed by Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller" and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This Statement relates to Shares held for the account of Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners").

               SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quasar Partners. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.


               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                                                              Page 6 of 14 Pages


               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               During the past five years, none of the Reporting Persons, Quasar Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               SFM LLC, on behalf of Quasar Partners, has granted investment discretion over certain funds of Quasar Partners to Joseph Stechler & Company, Inc., a New Jersey corporation ("JS&C"), pursuant to an investment advisory contract between Quasar Partners and JS&C (the "JS&C Contract"). The Shares reported herein as being held for the account of Quasar Partners were acquired at the direction of JS&C. JS&C expended approximately $4,099,496 of the working capital of Quasar Partners to purchase the Shares reported herein as being acquired in the last 60 days.

               The Shares held for the accounts of Quasar Partners and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Quasar Partners were acquired or disposed of for investment purposes. Neither Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) As a consequence SFM LLC's ability to terminate the JS&C Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be

                                                              Page 7 of 14 Pages

deemed the beneficial owner of the 352,900 Shares held for the account of Quasar Partners (approximately 7.60% of the total number of Shares outstanding).

               (b) The power to direct the voting and disposition of the Shares held for the account of Quasar Partners is currently vested in JS&C pursuant to the JS&C Contract. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the JS&C Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by JS&C with respect to the 352,900 Shares.

               (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since July 31, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or Quasar Partners.

               (d) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


               From time to time, each of the Reporting Persons, Quasar Partners and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons, Quasar Partners and/or the other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated September 29, 1997 by and among SFM LLC, Mr. Soros and Mr. Druckenmiller.

                                                              Page 8 of 14 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     September 29, 1997

                              SOROS FUND MANAGEMENT LLC

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Assistant General Counsel


                              GEORGE SOROS

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


                              STANLEY F. DRUCKENMILLER

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact

                                                              Page 9 of 14 Pages

                                     ANNEX A

               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                   Scott K. H. Bessent
                                   Walter Burlock
                                   Brian J. Corvese
                                   Jeffrey L. Feinberg
                                   Arminio Fraga
                                   Gary Gladstein
                                   Ron Hiram
                                   Robert K. Jermain
                                   David N. Kowitz
                                   Alexander C. McAree
                                   Paul McNulty
                                   Gabriel S. Nechamkin
                                   Steven Okin
                                   Dale Precoda
                                   Lief D. Rosenblatt
                                   Mark D. Sonnino
                                   Filiberto H. Verticelli
                                   Sean C. Warren
                                   John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                                               Page 10 of 14 Pages

                                                             ANNEX B

                                            RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                    ORTEC INTERNATIONAL, INC.



                                Date of                      Nature of                 Number of
For the Account of              Transaction                  Transaction               Shares                   Price Per Share
------------------              -----------                  -----------               ---------                ---------------
Quasar Partners\1\
                                8/20/97                      BUY                       66,000                    9.9100
                                8/21/97                      BUY                        6,000                   10.1850
                                8/21/97                      BUY                       10,000                   10.0000
                                8/22/97                      BUY                       11,000                   10.1850
                                8/25/97                      BUY                       10,000                   10.1250
                                8/26/97                      BUY                        5,000                   10.3100
                                8/26/97                      BUY                        5,000                   10.1250
                                8/26/97                      BUY                        5,200                   10.3740
                                8/27/97                      BUY                       10,000                   10.4350
                                8/27/97                      BUY                        1,100                   10.4970
                                8/28/97                      BUY                        5,000                   10.2500
                                8/28/97                      BUY                          100                   10.4970
                                8/29/97                      BUY                       20,000                   11.5620
                                8/29/97                      BUY                          500                   11.8100
                                9/3/97                       BUY                        5,000                   11.6000
                                9/4/97                       BUY                       10,000                   11.7500
                                9/5/97                       BUY                       10,000                   11.6870
                                9/15/97                      BUY                       10,000                   11.1870
                                9/16/97                      BUY                       15,000                   11.5830
                                9/17/97                      BUY                       15,000                   12.2500
                                9/17/97                      BUY                        5,000                   12.1250
                                9/18/97                      BUY                       10,000                   12.0310
                                9/22/97                      BUY                        5,000                   12.3750
                                9/22/97                      BUY                        5,000                   12.6850
                                9/23/97                      BUY                       13,000                   13.1340
                                9/23/97                      BUY                       10,000                   13.2810
                                9/24/97                      BUY                       10,000                   13.1250
                                9/25/97                      BUY                       10,000                   13.0620
                                9/26/97                      BUY                       25,000                   13.3750
                                9/29/97                      BUY                       25,000                   13.6475
                                9/29/97                      BUY                       15,000                   13.3750



--------
1        Transactions effected at the direction of JS&C.


                                                             Page 11 of 14 Pages

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr.  George  Soros in favor of Mr. Sean
               C.      Warren     and     Mr.      Michael     C.
               Neus.........................................................12

B.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr. Stanley F.  Druckenmiller  in favor
               of  Mr.  Sean  C.   Warren  and  Mr.   Michael  C.
               Neus.........................................................13

C.             Joint Filing Agreement dated September 29, 1997 by
               and among Soros Fund  Management  LLC, Mr.  George
               Soros  and  Mr.   Stanley   F.   Druckenmiller ..............14